UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION FOR THE MERGER OF SANTANDER LEASING S.A. MERCHANTABLE LEASING BY BANCO SANTANDER (BRASIL) S.A. By this private instrument, the directors of the companies identified below: 1. BANCO SANTANDER (BRASIL) S.A., a publicly held company with authorized capital, headquartered in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição – Zip Code 04543-011, registered with the CNPJ/MF under No. 90.400.888/0001-42, herein represented in accordance with its bylaws (“Company” or “Santander Brasil”); and 2. SANTANDER LEASING S.A. ARRENDAMENTO MERCANTIL, a privately held corporation headquartered in the city of São Paulo, state of São Paulo, at Rua Amador Bueno, 474, Bloco C, 1º andar, Santo Amaro - Zip Code 04752-901, registered with the CNPJ/MF under No. 47.193.149/0001-06, herein represented in accordance with its bylaws (“Santander Leasing”). (The Company and Santander Leasing are hereinafter referred to collectively as the “Parties” and individually as the “Party”). WHEREAS: I. Santander Brasil is a publicly held company duly registered with the Brazilian Securities and Exchange Commission (“CVM”) under No. 20532 and a financial institution duly authorized to operate by the Central Bank of Brazil. It directly controls 100% of the share capital of Santander Leasing, whose main activity is leasing, as permitted by applicable laws and regulations. II. As part of the corporate restructuring and simplification process of certain companies within the Santander Brasil economic and financial conglomerate, the Parties' management intends to unify certain operations carried out by Santander Leasing into a single corporate entity, thereby strengthening the operational, organizational, and administrative structures. To this end, the Parties wish to merge Santander Leasing into Santander Brasil ("Merger"); III. After the analyses and studies conducted by the Parties' management, it was concluded that the merger of Santander Leasing's equity into Santander Brasil is the most appropriate and efficient corporate transaction to achieve the common objective of the Parties and the Santander Brasil economic and financial conglomerate; IV. The Merger will not result in a capital increase for Santander Brasil, given that Santander Leasing is its wholly-owned subsidiary. The investment in Santander Leasing will be replaced by its assets and liabilities incorporated by Santander Brasil. There will be no change in the composition of the Company's share capital or issuance of new shares. Therefore, there will be no change to the Bylaws as a result of the Merger, nor will there be any dilution of its current shareholders. Therefore, the obligations set forth in Chapter III of CVM Resolution No. 78/2022, as amended, are waived. The Parties RESOLVE to sign this instrument (“Protocol and Justification”), in accordance with articles 224, 225 and 227 of Law No. 6,404/1976, as amended, with the Merger as its object, and this Protocol and Justification will be submitted for approval by the respective shareholders of the Parties, meeting in an Extraordinary General Meeting, under the following terms and conditions: 1. CHARACTERISTICS OF THE COMPANIES INVOLVED 1.1. Santander Brasil is a publicly held company with authorized capital, with share capital of R$65,000,000,000.00 (sixty-five billion reais), divided into 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, and fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, and thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, and twenty) are preferred shares, registered and without par value. 1.2. Santander Leasing is a privately held corporation with share capital of R$10,085,218,654.23 (ten billion, eighty-five million, two hundred eighteen thousand, six hundred fifty-four reais, and twenty-three centavos), divided into 164,245 (one hundred sixty-four thousand, two hundred forty-five) registered common shares with no par value, all owned by Santander Brasil. 2. JUSTIFICATIONS AND PURPOSES OF THE MERGER, THE PARTIES' INTEREST IN ITS IMPLEMENTATION, AND GROUNDS FOR THE TRANSACTION TO BE CONSIDERED EQUITABLE TO THE SHAREHOLDERS 2.1. The purpose of this Protocol and Justification is the proposed merger of Santander Leasing by Santander Brasil, in accordance with current legislation. 2.2. The Merger is being proposed with the objective of unifying the activities carried out by Santander Leasing, as well as simplifying the corporate structure of the Santander Group, with the consequent reduction of administrative costs, especially those related to legal and accounting obligations. 2.3. The Merger is part of the context of optimizing the operational structure of the Santander Group in Brazil and consolidating the business related to the provision of certain services ancillary to the activities of Santander Brasil, considering that said company has the technological capacity, personnel, and resources necessary to develop the business on a consolidated basis. 2.4. The Parties estimate that the costs of carrying out the transaction described in this instrument will be approximately R$450,000.00 (four hundred and fifty thousand reais), related to expenses for auditors' fees and other professionals hired by the Company, as well as the costs of preparing, publishing, and filing the corporate documents. 2.4.1. The costs and expenses incurred in relation to the Merger shall be borne by the Company. 3. ASSETS AND LIABILITIES COMPRISING THE NET EQUITY OF THE COMPANY SUBJECT TO THE MERGER 3.1. As a result of the Merger, the entire net equity of Santander Leasing, in the amount of R$10,275,420,114.50 (ten billion, two hundred seventy-five million, four hundred twenty thousand, one hundred fourteen reais, and fifty centavos), shall be transferred to Santander Brasil (“Net Equity”). The Net Equity is composed, on the base date of September 30, 2025, of: (i) total assets in the amount of R$14,526,652,512.31, mainly composed of (1) leasing operations in the amount of R$3,568,741,048.12, (2) cash and cash equivalents, investments and securities in the amount of R$2,073,407,122.89, (3) investment in equity in a subsidiary in the amount of R$6,516,422,543.39; (ii) reduced by recorded liabilities of R$4,251,232,397.81, primarily comprised of (1) funding via interbank deposits of R$2,687,628,734.23 and (2) tax and social security obligations of R$1,432,402,261.40. 3.1.1. As a result of the Merger, the activities and operations of Santander Leasing will be transferred to Santander Brasil, which will succeed its respective assets, rights, and obligations, universally and for all legal purposes. 3.2. Based on these premises, the Parties' management concluded that the Merger is beneficial to its shareholders and serves the corporate interests of both Parties, and that the Merger will generate operational and systemic synergies. 4. IDENTIFICATION OF SPECIALIZED COMPANIES APPOINTED TO ASSESS THE COMPANY'S NET EQUITY; NET EQUITY ASSESSMENT CRITERIA, BASE DATE FOR ASSESSMENT, AND TREATMENT OF SUBSEQUENT EQUITY CHANGES 4.1. The specialized firm, hired ad referendum of the General Meetings of Santander Brasil and Santander Leasing, to appraise the net equity of Santander Leasing to be merged into Santander Brasil, is PricewaterhouseCoopers Auditores Independentes Ltda., headquartered in the capital of the State of São Paulo, at Av. Brigadeiro Faria Lima, 3732, 16th floor, parts 1 to 6, Adalmiro Dellape Baptista Building B32, Itaim Bibi, Zip Code 04538-132, registered with the CNPJ/MF under No. 61.562.112/0001- 20 (“Appraiser”). 4.2. The Net Equity was assessed at book value, according to the balance sheet prepared on September 30, 2025 (“Base Balance Sheet”), as determined in an appraisal report dated October 29, 2025, prepared by the Appraiser. According to the appraisal report, attached hereto as Exhibit A (“Appraisal Report”), the total book value of the Net Equity to be transferred to Santander Brasil is R$10,275,420,114.50 (ten billion, two hundred seventy-five million, four hundred twenty thousand, one hundred fourteen reais, and fifty centavos). 4.2.1. To prepare the Appraisal Report, the Appraiser considered the events that occurred between December 31, 2024, and the date of the Base Balance Sheet, which affected Santander Leasing's net equity, as described in this Protocol and Justification and in the Appraisal Report. 4.2.2. Equity changes observed from the date of the Base Balance Sheet until the date on which the Merger becomes effective will be reflected in the companies in which they occurred, in accordance with the provisions of Article 26, §2, of CMN Resolution No. 4,817 of May 29, 2020. 4.3. The Appraiser declares: (i) that it has no interest, direct or indirect, in relation to the Parties or, further, in relation to the Merger itself, and that there has been no other relevant circumstance that could characterize a conflict of interest that could prevent or affect the preparation of the Appraisal Report requested of it for the purposes of the Merger; and (ii) there has been no action by the controller or administrators of the Parties with the aim of directing, limiting, hindering or carrying out any acts that have or may have compromised access to, use of or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusions. 5. GENERAL ASPECTS OF THE MERGER 5.1. If the proposal is approved, the Merger will be implemented according to the following principles: 5.1.1. Once the Merger is approved, it will be transferred to Santander Brasil the entirety of the Net Equity, consisting of Santander Leasing's assets, rights, and obligations, equivalent to R$10,275,420,114.50 (ten billion, two hundred seventyfive million, four hundred twenty thousand, one hundred fourteen reais, and fifty centavos), in accordance with the Appraisal Report. 5.1.2. The Merger will not result in a capital increase for Santander Brasil, given that Santander Leasing is a wholly-owned subsidiary of Santander Brasil. The investment in Santander Leasing will be replaced by its merged assets and liabilities. 5.1.3. There will be no change in the composition of Santander Brasil's share capital or issuance of new shares, and therefore, there will be no amendment to the Bylaws as a result of the Merger. 5.1.4. Once the Merger is approved, Santander Leasing will be dissolved, for all legal purposes and effects, as provided for in paragraph 3 of article 227 of the Corporations Law, and will be succeeded by Santander Brasil in all its assets, rights, and obligations. 5.2. Considering that the Merger will be approved by Santander Leasing's sole shareholder, pursuant to the CVM Board's decision of February 15, 2018, in SEI Proceeding No. 19957.011351/2017-21, it is not necessary to prepare the report referred to in Article 264 of the Brazilian Corporation Law in transactions involving the merger or spin-off of a wholly-owned subsidiary by a publicly-held parent company, since there is no share exchange relationship in this transaction. 6. CORPORATE APPROVALS 6.1. The completion of the Merger will depend on the following actions: (i) A meeting of the Company's Audit Committee to analyze, review, and recommend measures and actions for the Merger pursuant to this Protocol and Justification; (ii) A meeting of the Company's Board of Directors to (A) approve the management proposal for the Merger of Santander Leasing, pursuant to this Protocol and Justification; and (B) call an Extraordinary General Meeting of the Company to: (a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the merger of Santander Leasing into the Company; and (e) authorize and ratify all acts of the Company's management necessary to implement the resolutions proposed and approved by the Company's shareholders; (iii) an Extraordinary General Meeting of the Company to (a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Merger; (e) authorize and ratify all acts of the Company's management necessary to implement the Merger; (iv) an Extraordinary General Meeting of Santander Leasing to a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Merger; (e) authorize and ratify all acts of the company's directors necessary for the implementation of the Merger, with the termination of the company. 6.2. Without prejudice to the acts indicated in the item above, the completion of the Merger will be subject to approval by the Central Bank of Brazil, pursuant to Resolution No. 4,970 of November 25, 2021. Therefore, for accounting and tax purposes, the Merger will take effect only upon approval of the corporate act by the Central Bank of Brazil and due registration of both General Meetings with the competent Commercial Registry for other third parties. 7. RIGHT OF WITHDRAWAL 7.1. The Parties shall not have a right of withdrawal arising from the Merger, considering that it will not imply any of the situations described in Article 137, Section III, of the Brazilian Corporation Law. 8. GENERAL PROVISIONS 8.1. This Protocol and Justification is irrevocable and irreversible, binding the Parties and their respective successors on any account whatsoever. 8.2. The Parties' administrators shall be responsible for performing all acts necessary to implement the Merger, including the filing and publication of all documents related to the Merger. 8.3. This Protocol and Justification may only be amended by means of a written instrument signed by the Parties. 8.4. All documents mentioned in this Protocol and Justification will, as of this date, be available to Santander Brasil shareholders at its registered office, on the Santander Brasil Investor Relations website (https://www.santander.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). 8.5. The jurisdiction of the District of São Paulo, State of São Paulo, is hereby elected to settle all matters arising out of this Protocol and Justification, waiving any other jurisdiction, however privileged it may be or may become. 8.6. The Parties represent and agree that this Protocol and Justification, including all signature pages and any attachments, will be signed electronically or digitally, which they acknowledge is legal, valid, and legitimate to establish and bind the Parties to the rights and obligations set forth herein, even if they do not use a digital certificate issued in the ICP-Brasil standard. The Parties also agree that the electronic or digital signature of this Protocol does not impede or impair its enforceability, and shall be considered, for all legal purposes, an extrajudicial enforceable title for all intents and purposes of Law No. 13,105 of March 16, 2015, as amended. And thus, being fair and contracted, the Parties sign this “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF INCORPORATION OF SANTANDER LEASING S.A. ARRENDAMENTO MERCANTIL PORLO BANCO SANTANDER (BRASIL) S.A.” in an electronic format. And thus, being fair and contracted, the Parties sign this “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF INCORPORATION OF SANTANDER LEASING S.A. ARRENDAMENTO MERCANTIL PORLO BANCO SANTANDER (BRASIL) S.A.” in an electronic format. São Paulo, October 29, 2025. [Signature page of the “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF INCORPORATION OF SANTANDER LEASING S.A. ARRENDAMENTO MERCANTIL PORLO BANCO SANTANDER (BRASIL) S.A.”] BANCO SANTANDER (BRASIL) S.A. ________________________________ By: Role: ________________________________ By: Role: SANTANDER LEASING S.A. ARRENDAMENTO MERCANTIL ________________________________ By: Role: ________________________________ By: Role: EXHIBIT A PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION OF INCORPORATION OF SANTANDER LEASING S.A. ARRENDAMENTO MERCANTIL PORLO BANCO SANTANDER (BRASIL) S.A. COPY OF THE APPRAISAL REPORT Santander Leasing S.A. Arrendamento Mercantil Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis em 30 de setembro de 2025 Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 2 de 14 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis Aos acionistas e Administradores Santander Leasing S.A. Arrendamento Mercantil Dados da firma de auditoria 1 PricewaterhouseCoopers Auditores Independentes Ltda., sociedade de profissionais estabelecida na capital do Estado de São Paulo, na Avenida Brigadeiro Faria Lima, 3732, 16o andar, partes 1 a 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, inscrita no Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda sob o no 61.562.112/0001-20, registrada originalmente no Conselho Regional de Contabilidade do Estado de São Paulo sob o no 2SP000160/O-5, com seu Contrato Social de constituição registrado no 2o Cartório de Registro Civil das Pessoas Jurídicas de São Paulo - SP, no Livro A no 03, sob o no 2.510, 15 de janeiro de 1958, com alterações posteriores registradas no mesmo 2o Cartório de Registro Civil das Pessoas Jurídicas desta Capital, estando a última delas, datada de 01 de julho de 2025, registrada no mesmo 2o Cartório de Registro de Civil das Pessoas Jurídicas de São Paulo - SP sob o microfilme no 172.383, em 01 de outubro de 2025, representada pelo seu sócio infra-assinado, Sr. Caio Fernandes Arantes, brasileiro, casado, contador, portador da Cédula de Identidade RG no 25.095.988-4 SSP/SP, inscrito no CPF sob o no 148.509.118-70 e no Conselho Regional de Contabilidade do Estado de São Paulo sob o no 1SP222767/O-3, residente e domiciliado no Estado de São Paulo com escritório no mesmo endereço da representada, nomeada perita pela administração do Banco Santander (Brasil) S.A. para proceder à avaliação do patrimônio líquido contábil da Santander Leasing S.A. Arrendamento Mercantil ("Companhia") em 30 de setembro de 2025, resumido no Anexo I, de acordo com as práticas contábeis adotadas no Brasil, aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil, apresenta a seguir o resultado de seus trabalhos. Objetivo da avaliação 2 A avaliação do patrimônio líquido contábil em 30 de setembro de 2025 da Santander Leasing S.A. Arrendamento Mercantil, tem por objetivo fazer parte da documentação referente à incorporação dessa Companhia pelo Banco Santander (Brasil) S.A. em 28 de novembro de 2025. Responsabilidade da administração sobre as informações contábeis 3 A administração da Companhia é responsável pela escrituração dos livros e preparação de informações contábeis de acordo com as práticas contábeis adotadas no Brasil, aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de tais informações contábeis livres de distorção relevante, independentemente se causada por Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Santander Leasing S.A., Arrendamento Mercantil 3 de 14 fraude ou erro. O resumo das principais práticas contábeis adotadas pela Companhia está descrito no Anexo II do laudo de avaliação. Alcance dos trabalhos e responsabilidade dos auditores independentes 4 Nossa responsabilidade é a de expressar uma conclusão sobre o valor contábil do patrimônio líquido da Companhia em 30 de setembro de 2025, com base nos trabalhos conduzidos de acordo com o Comunicado Técnico 03/2014 (R1), emitido pelo IBRACON - Instituto dos Auditores Independentes do Brasil, que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial, e CTG 2002, emitido pelo Conselho Federal de Contabilidade, que dispõe sobre os padrões técnicos e profissionais a serem observados pelos contadores para emissão de laudos de avaliação. Assim, efetuamos o exame do balanço patrimonial da Companhia de acordo com as normas brasileiras e internacionais de auditoria, que requerem o cumprimento de exigências éticas pelo auditor e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que o patrimônio líquido contábil apurado para a elaboração de nosso laudo de avaliação está livre de distorção relevante. 5 Uma auditoria envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no patrimônio líquido, independentemente se causada por fraude ou erro. Nessa avaliação de riscos, o auditor considera os controles internos relevantes para a elaboração do balanço patrimonial da Companhia para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas não para fins de expressar uma opinião sobre a efetividade desses controles internos da Companhia. Uma auditoria inclui também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa conclusão. Conclusão 6 Com base nos trabalhos efetuados, concluímos que o valor de R$ 10.275.420.114,50 (dez bilhões, duzentos e setenta e cinco milhões, quatrocentos e vinte mil, cento e quatorze reais e cinquenta centavos), conforme balanço patrimonial em 30 de setembro de 2025, registrado nos livros contábeis e resumido no Anexo I, representa, em todos os aspectos relevantes, o patrimônio líquido contábil da Companhia, avaliado de acordo com as práticas contábeis adotadas no Brasil, aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil. São Paulo, 29 de outubro de 2025 PricewaterhouseCoopers Caio Fernandes Arantes Auditores Independentes Ltda. Contador CRC 1SP222767/O-3 CRC 2SP000160/O-5 Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 C i F d Anexo I ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Balanço patrimonial sintético Em 30 de setembro de 2025 Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 4 de 14 Ativo 30 de setembro de 2025 Circulante e não circulante 14.526.652.512,31 Disponibilidades 8.953.620,65 Ativos financeiros mensurados ao valor justo por meio de outros resultados abrangentes 1.673.606.728,24 Títulos e valores mobiliários 1.673.606.728,24 Ativos financeiros mensurados ao custo amortizado 3.959.587.822,12 Aplicações interfinanceiras de liquidez 390.846.774,00 Operações de arrendamento mercantil 3.568.741.048,12 Provisões para perdas associadas ao risco de crédito (19.955.528,74) Outros ativos 1.236.548.318,11 Ativos fiscais 1.150.033.300,17 Investimentos 6.517.878.251,76 Participações em coligadas e controladas 6.516.422.543,39 Outros investimentos 1.455.708,37 Total do ativo 14.526.652.512,31 Passivo Circulante e não circulante 4.251.232.397,81 Depósitos e demais instrumentos financeiros 2.695.521.827,73 Passivos financeiros mensurados ao custo amortizado 2.695.521.827,73 Depósitos 2.687.628.734,23 Outros passivos financeiros 7.893.093,50 Outros passivos 123.308.308,68 Provisão para riscos fiscais e obrigações legais 85.845,00 Provisão para processos judiciais e administrativos - Ações trabalhistas e cíveis 30.754,00 Diversos 123.191.709,68 Passivos fiscais e previdenciários 1.432.402.261,40 Patrimônio líquido 10.275.420.114,50 Capital social 10.085.218.654,23 Reservas de lucros 722.475.901,96 Ajustes de avaliação patrimonial (532.274.441,69) Total do patrimônio líquido 10.275.420.114,50 Total do passivo e patrimônio líquido 14.526.652.512,31 * Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 5 de 14 1 Informações gerais A Santander Leasing S.A. Arrendamento Mercantil (Companhia), controlada pelo Banco Santander (Brasil) S.A. (Banco Santander), constituída na forma de sociedade anônima, domiciliada na Rua Amador Bueno, 474, Bloco C, 1o andar, Santo Amaro, CEP 04752-901, São Paulo - SP, atua no mercado de arrendamento mercantil, regulamentado pelo Conselho Monetário Nacional (CMN) e Banco Central do Brasil (Bacen), sendo suas operações voltadas, principalmente, para o arrendamento de veículos, máquinas e equipamentos, utilizando a rede de agências do Banco Santander. As operações da Santander Leasing são conduzidas no contexto de um conjunto de instituições que atuam integradamente no mercado financeiro, lideradas pelo Banco Santander (Brasil) S.A. Os benefícios e custos correspondentes dos serviços prestados são absorvidos entre as mesmas, são realizados no curso normal dos negócios e em condições de comutatividade. 2 Base para elaboração do balanço patrimonial e resumo das principais políticas contábeis O balanço patrimonial em 30 de setembro de 2025 foi preparado com o objetivo da avaliação do patrimônio líquido da Santander Leasing S.A. Arrendamento Mercantil para fins de incorporação dessa Companhia pelo Banco Santander (Brasil) S.A. em 30 de setembro de 2025. O balanço patrimonial em 30 de setembro de 2025 foi elaborado e está apresentado de acordo com as práticas contábeis adotadas no Brasil, aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil, incluindo os pronunciamentos emitidos pelo Comitê de Pronunciamentos Contábeis (CPC). Na elaboração dessa informação financeira, é necessário utilizar certas estimativas contábeis críticas e também o exercício de julgamento por parte da administração da Companhia no processo de aplicação das políticas contábeis. As áreas que requerem maior nível de julgamento e possuem maior complexidade, bem como aquelas cujas premissas e estimativas são significativas para o balanço patrimonial, estão divulgadas na Nota 3. As principais políticas contábeis aplicadas na preparação do balanço patrimonial estão apresentadas a seguir. 3 Políticas contábeis (a) Instrumentos financeiros Instrumento Financeiro é qualquer contrato que dê origem a um ativo financeiro para a entidade e a um passivo financeiro ou instrumento patrimonial para outra entidade. Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 6 de 14 Os instrumentos financeiros da Companhia estão avaliados de acordo com as diretrizes contábeis estabelecidas pela Resolução CMN no 4.966/2021 e Resolução BCB no 352/2023, e são classificados na categoria de títulos ao Custo Amortizado, Valor Justo no Resultado e Valor Justo em Outros Resultados Abrangentes, em acordo com os modelos de negócio estabelecidos (Coletar fluxos de caixa contratuais; Coletar fluxos de caixa contratuais e vender, e outros), e no resultado do teste de SPPI, para observação se os fluxos de caixa futuros contratualmente previstos constituem-se somente em pagamentos de principal e juros sobre o valor do principal. Os principais instrumentos da Leasing são compostos por aplicações interfinanceiras, títulos e valores mobiliários, operações de arrendamento mercantil, recursos de aceites e emissão de títulos e depósitos. Principais impactos da adoção inicial da Resolução CMN no 4.966/2021 e correlatas A adoção da referida normativa foi aplicada prospectivamente e as diferenças nos valores contábeis de ativos e passivos financeiros decorrentes de sua adoção inicial foram reconhecidas em conta de lucros acumulados em 1º de janeiro de 2025, líquidos dos respectivos impactos fiscais. Adoção do modelo para perdas esperadas associadas ao risco de crédito (art. 40 da Resolução CMN no 4.966/2021) O efeito da adoção inicial do modelo para perdas associadas ao risco de crédito foi reconhecido no patrimônio líquido. (I) Avaliação do modelo de negócios De acordo com a Resolução CMN n° 4.966/2021, a classificação dos instrumentos financeiros depende do modelo de negócio da entidade para gestão dos ativos financeiros e os termos contratuais dos fluxos de caixa. Os ativos financeiros podem ser administrados com o propósito de: • obter fluxos de caixa contratuais; • obter fluxos de caixa contratuais e negociação. Para avaliar os modelos de negócios, a Companhia considera a natureza e o propósito das operações e os riscos que afetam o desempenho do modelo de negócios; e como o desempenho do modelo de negócios é avaliado e reportado à administração. Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 7 de 14 (II) Avaliação para determinar se os fluxos de caixa contratuais se referem exclusivamente a pagamento de principal e dos juros ("SPPI teste") Quando o ativo financeiro é mantido no modelo de negócios para obter fluxo de caixa contratuais ou obter fluxo de caixa contratuais e venda é necessário realizar um teste de SPPI teste. Esse teste avalia se os fluxos de caixa gerados pelo instrumento financeiro constituem apenas pagamento de principal e juros. Para atender esse conceito, os fluxos de caixa devem incluir apenas contraprestação pelo valor do dinheiro no tempo e o risco de crédito. (III) Custo Amortizado ("CA") Um ativo financeiro, desde que não designado ao valor justo através do resultado no reconhecimento inicial, é mensurado ao custo amortizado se ambas as seguintes condições forem encontradas: • É mantido dentro de um modelo de negócios cujo objetivo é o de manter ativos com o objetivo de obter fluxos de caixa contratuais; • Os termos contratuais do ativo financeiro representam fluxos de caixa contratuais que representam apenas pagamentos de principal e juros sobre o valor principal em aberto. (IV) Ativos financeiros ao Valor Justo por Meio de Outros Resultados Abrangentes ("VJORA") Ativos financeiros administrados tanto para obter fluxos de caixa constituídos apenas de pagamentos de principal e juros, quanto para a venda. São registrados nessa categoria, os instrumentos que atendam cumulativamente aos seguintes critérios: • O ativo financeiro é gerido dentro de modelo de negócios cujo objetivo é gerar retorno tanto pelo recebimento dos fluxos de caixa contratuais quanto pela venda do ativo financeiro com transferência substancial de riscos e benefícios; e • Os fluxos de caixa futuros contratualmente previstos constituem-se somente em pagamentos de principal e juros sobre o valor do principal, em datas especificadas. Os ganhos e perdas decorrentes das alterações no valor justo e as provisões para perdas esperadas são contabilizados no patrimônio líquido, na rubrica "Outros resultados abrangentes". Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 8 de 14 (V) Ativos financeiros ao Valor Justo no Resultado ("VJR") Ativos que não atendem os critérios de classificação das categorias anteriores. (VI) Passivo financeiro Conforme previsto no art. 9o da Resolução CMN no 4.966/2021, a Companhia deve classificar os passivos financeiros na categoria de custo amortizado, exceto nos casos em que o passivo financeiro seja classificado como "valor justo por meio do resultado" ou designado como tal, como abaixo: • Derivativos que sejam passivos, os quais devem ser classificados na categoria valor justo no resultado. • Passivos financeiros gerados em operações que envolvam o empréstimo ou aluguel de ativos financeiros, os quais devem ser classificados na categoria valor justo no resultado. • Passivos resultantes de transferência de ativos VJR não qualificados para baixa. • Garantia financeira: maior entre provisão para perdas esperadas associadas ao risco de crédito, e o valor justo no reconhecimento inicial menos o valor acumulado da receita reconhecida de acordo com a regulamentação específica. • Contratos híbridos. (VII) Taxa de Juros Efetiva ("TJE") É a taxa que desconta exatamente os pagamentos ou recebimentos de caixa futuros estimados ao longo da vida esperada do ativo financeiro ou passivo financeiro ao valor contábil bruto de um ativo financeiro (ou seja, seu custo amortizado antes de qualquer provisão para redução ao valor recuperável) ou ao custo amortizado de um passivo financeiro. Na Companhia, para o cálculo da taxa efetiva de juros são considerados as receitas e custos de originação vinculados aos instrumentos operacionalizados, apropriados linearmente, conforme suas vigências. Ativos e passivos financeiros classificados e mensurados ao custo amortizado, referentes a operações iniciadas a partir de janeiro de 2025, foram reconhecidos pelo método da taxa efetiva de juros. As operações de créditos originadas até 31/12/2024, continuaram a ser reconhecidas pela taxa contratual, pela vigência dos respectivos contratos. Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 9 de 14 (VIII) Provisão para perda esperadas Dentro dos critérios estabelecidos para mensuração da provisão para perdas esperadas, devem consideradas as perdas incorridas dos instrumentos financeiros, conforme definidos pela Resolução BCB no 352/2023, art. 76, para operações adimplidas e inadimplidas. Adicionalmente, a resolução não dispensa a instituição da aplicação da metodologia completa de apuração da provisão para perdas esperadas associadas ao risco de crédito de constituir provisão adicional de acordo com tipo de carteira e os percentuais. A provisão para perdas esperadas, deve respeitar os mínimos dispostos pelo normativo, que estabelece que os instrumentos financeiros devem ser classificados em carteiras de C1 a C5 - de acordo com as características da operação de crédito e garantias prestada, conforme estabelecido no art. 81 da Resolução BCB no 352/2023 - considerando o aumento significativo do risco de crédito. Conforme a Resolução CMN no 4.966/2021, são consideradas as expectativas de eventos futuros e condições econômicas, além de evidências objetivas de perda no valor recuperável dos ativos. Isso ocorre como resultado de um ou mais eventos de perda ocorridos após o reconhecimento inicial dos ativos, os quais impactam negativamente os fluxos de caixa futuros previstos do ativo, podendo ser estimados de forma confiável. A Resolução CMN no 4.966/2021, define que as operações devem ser classificadas nos Estágios 1, 2 e 3, sendo a métrica de alocação em cada estágio seguindo: Estágio 1 Operações em curso normal - quando os instrumentos financeiros são inicialmente reconhecidos, a Companhia reconhece uma provisão baseada em uma perda esperada para os próximos 12 meses. Estágio 2 Operações com aumento significativo no risco de crédito. Aplicável quando há atraso superior a 30 dias no pagamento, ou instrumento com aumento de risco baseado na comparação da PD inicial e a PD corrente, conforme a Resolução CMN no 4.966/2021. Estágio 3 Operações com atraso superior a 90 dias ou classificadas como ativo problemático, conforme indicadores qualitativos de deterioração na qualidade de crédito, como reestruturação ou processo de recuperação judicial. Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 10 de 14 (IX) Definição de ativo problemático e stop accrual A Resolução CMN no 4.966/2021 estabelece que um ativo é denominado com problema de recuperação de crédito (ativo problemático) quando ocorrer atraso superior a 90 dias no pagamento do principal ou de encargos; ou indicativo de que a respectiva obrigação não será integralmente honrada nas condições pactuadas, sem que seja necessário recorrer a garantias ou a colaterais. Além disso, a referida resolução, no art. 17, proíbe o reconhecimento, no resultado do período, de qualquer receita ainda não recebida relacionada a ativos financeiros com problemas de recuperação de crédito, em um procedimento conhecido como stop accrual. Ao atingir o Estágio 3, o reconhecimento de juros é interrompido. (X) Perímetro de aplicação O modelo de perda esperada de ativos financeiros estabelecido pela Resolução CMN no 4.966/2021 tem escopo de aplicação mais abrangente comparado com modelo anteriormente utilizado, o qual aplica-se aos Ativos Financeiros classificados nas categorias "custo amortizado", sobre os instrumentos de dívida classificados na categoria "valor justo valor através de outros resultados abrangentes", bem como riscos e compromissos contingentes. (XI) Metodologia de estimação de perda esperada O modelo de perda de crédito esperada está baseado na constituição de cenários de perda considerando as características dos produtos e seus estágios para os índices de PD (Probabilidade de inadimplência), LGD (Perda dada inadimplência) e EAD (Exposição no caso de inadimplência). A mensuração da perda esperada se realiza através do cálculo utilizando-se esses parâmetros, podendo haver distinções em casos de instrumentos com limites a consumir e instrumentos parcelados. Para a estimativa dos parâmetros mencionados acima, a Companhia tem aplicado a sua experiência no desenvolvimento de modelos internos para o cálculo dos parâmetros tanto para fins do ambiente regulatório, quanto para gestão interna. (XII) Baixa do ativo financeiro Conforme requerido pela Resolução CMN no 4.966/2021, um ativo financeiro deve ser baixado em virtude de perdas esperadas associadas ao risco de crédito caso não seja provável que a instituição recupere o seu valor. Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 11 de 14 Dado os estudos feitos pela Companhia, o write-off (período de reconhecimento de não recuperação do valor) foi definido em 270 dias após a marcação do ativo como problemático. (b) Aplicações interfinanceiras de liquidez São demonstradas pelos valores de realização e/ou exigibilidade, incluindo os rendimentos, encargos e variações monetárias ou cambiais auferidos e/ou incorridos até a data do balanço, calculados pro rata dia. (c) Títulos e valores mobiliários Conforme Resolução CMN no 4.966/2021, a carteira de títulos e valores mobiliários é classificada nas categorias de custo amortizado, mensurados a valor justo através do resultado e mensurados a valor justo através dos resultados abrangentes. As perdas de caráter permanente no valor de realização dos títulos e valores mobiliários classificados nas categorias títulos mensurados a valor justo através dos resultados abrangentes e custo amortizado são reconhecidas no resultado do período. (d) Carteira de arrendamento mercantil A carteira de crédito inclui as operações de crédito, operações de arrendamento mercantil e de investimento. É demonstrada pelo seu valor presente, considerando os indexadores, taxa de juros e encargos pactuados, calculados pro rata dia até a data do balanço. Para operações vencidas a partir de 90 dias, o reconhecimento em receitas só ocorrerá quando do seu efetivo recebimento. As cessões de crédito sem retenção de riscos resultam na baixa dos ativos financeiros objeto da operação, que passam a ser mantidos em conta de compensação. O resultado da cessão é reconhecido integralmente, quando de sua realização. As cessões de crédito com retenção substancial de riscos passam a ter seus resultados reconhecidos pelos prazos remanescentes das operações, e os ativos financeiros objetos da cessão permanecem registrados como operações de crédito e o valor recebido como obrigações por operações de venda ou de transferência de ativos financeiros. (e) Ativos não financeiros mantidos para venda e outros valores e bens Ativos não financeiros mantidos para venda incluem o valor contábil de itens individuais, grupos de alienação ou itens que façam parte de uma unidade de negócios destinada à alienação (operações descontinuadas), cuja venda em sua condição atual seja altamente provável e cuja ocorrência é esperada para dentro de um ano. Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 12 de 14 Outros valores e bens referem-se principalmente a ativos não financeiros, compostos basicamente por imóveis e veículos recebidos em liquidação de instrumentos financeiros de difícil ou duvidosa solução não destinados ao próprio uso. Ativos não financeiros mantidos para venda e outros valores e bens são registrados e avaliados pelo menor valor entre o valor contábil líquido e o valor justo líquido de despesa de vendas, na data em que forem classificados nessa categoria e não são depreciados. (f) Despesas antecipadas São contabilizadas as aplicações de recursos em pagamentos antecipados, cujos benefícios ou prestação de serviços ocorrerão em exercícios seguintes e são apropriadas ao resultado, de acordo com a vigência dos respectivos contratos de arrendamento mercantil. (g) Investimentos Os investimentos em sociedades coligadas e controladas são inicialmente reconhecidos pelo seu valor de aquisição, e posteriormente avaliados pelo método de equivalência patrimonial e os resultados apurados são reconhecidos em resultado de participações em coligadas e controladas. Os outros investimentos estão avaliados ao custo, reduzidos ao valor recuperável, quando aplicável. (h) Provisões, passivos contingentes, ativos contingentes e obrigações legais - fiscais e previdenciárias A Santander Leasing é parte em processos judiciais e administrativos de natureza tributária, trabalhista e cível, decorrentes do curso normal de suas atividades. As provisões são reavaliadas ao final de cada período de reporte para refletir a melhor estimativa corrente e podem ser total ou parcialmente revertidas, reduzidas ou podem ainda ser complementadas, quando há mudança de risco em relação as saídas de recursos e obrigações pertinentes ao processo, incluindo a decadência dos prazos legais, o trânsito em julgado dos processos, dentre outros. As provisões são constituídas quando o risco de perda for avaliado como provável e os montantes envolvidos forem mensuráveis com suficiente segurança, com base na natureza, complexidade, e histórico das ações e na opinião dos assessores jurídicos internos e externos e nas melhores informações disponíveis. Os ativos contingentes não são reconhecidos contabilmente, exceto quando há garantias reais ou decisões judiciais favoráveis, sobre as quais não cabem mais recursos, Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 13 de 14 caracterizando o ganho como praticamente certo. Os ativos contingentes com êxito provável, quando existentes, são apenas divulgados. No caso de trânsitos em julgado favoráveis à Santander Leasing, a contraparte tem o direito, caso atendidos requisitos legais específicos, de impetrar ação rescisória em prazo determinado pela legislação vigente. Ações rescisórias são consideradas novas ações e serão avaliadas para fins de passivos contingentes se, e quando, forem impetradas. (i) Programa de Integração Social (PIS) e Contribuição para o Financiamento da Seguridade Social (COFINS) O PIS (0,65%) e a COFINS (4,00%) são calculados sobre as receitas da atividade ou objeto principal da pessoa jurídica. Para as instituições financeiras é permitida a dedução das despesas de captação na determinação da base de cálculo. As despesas de PIS e COFINS são registradas em despesas tributárias. (j) Imposto de Renda Pessoa Jurídica (IRPJ) e Contribuição Social sobre o Lucro Líquido (CSLL) O encargo do IRPJ é calculado à alíquota de 15%, acrescido do adicional de 10%, aplicados sobre o lucro, após efetuados os ajustes determinados pela legislação fiscal. A CSLL é calculada pela alíquota de 15% para as instituições financeiras incidente sobre o lucro, após considerados os ajustes determinados pela legislação fiscal. Os créditos tributários e passivos diferidos são calculados, basicamente, sobre as diferenças temporárias entre o resultado contábil e o fiscal, sobre os prejuízos fiscais, base negativa da contribuição social e ajustes ao valor de mercado de títulos e valores mobiliários e instrumentos financeiros derivativos. O reconhecimento dos créditos tributários e passivos diferidos é efetuado pelas alíquotas aplicáveis ao período em que se estima a realização do ativo e ou a liquidação do passivo. De acordo com o disposto na regulamentação vigente, os créditos tributários são registrados na medida em que se considera provável sua recuperação em base à geração de lucros tributáveis futuros. A expectativa de realização dos créditos tributários está baseada em projeções de resultados futuros e fundamentada em estudo técnico. (k) Juros sobre Capital Próprio Os Juros sobre Capital Próprio são reconhecidos no passivo a partir do momento que sejam declarados ou propostos, conforme Resolução CMN no 4.872/20. Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 29 de outubro de 2025 Santander Leasing S.A., Arrendamento Mercantil Notas explicativas da administração ao balanço patrimonial em 30 de setembro de 2025 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Santander Leasing S.A., Arrendamento Mercantil, emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 29 de outubro de 2025. 14 de 14 (l) Redução ao valor recuperável de ativos Os ativos financeiros e não financeiros são avaliados ao fim de cada período de reporte, com o objetivo de identificar evidências de desvalorização em seu valor contábil. Se houver alguma indicação, a entidade deve estimar o valor recuperável do ativo e tal perda deve ser reconhecida imediatamente na demonstração do resultado. O valor recuperável de um ativo é definido como o maior montante entre o seu valor justo líquido de despesa de venda e o seu valor em uso. (m) Estimativas contábeis Na aplicação das políticas contábeis da companhia, a administração deve exercer julgamentos e realizar estimativas sobre os valores contábeis de ativo e passivo, receitas e despesas dos períodos futuros. As estimativas e premissas relacionadas baseiam-se na experiência histórica nos fatores considerados relevantes. Os resultados reais podem diferir dessas estimativas, sendo quantificadas as estimativas e divulgadas. * * * Docusign Envelope ID: 9EF08AAC-5A97-4ADD-A443-4AEF797321A7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer